                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                              CTN MEDIA GROUP INC.
                       ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                     -------------------------------------
                         (Title of Class of Securities)

                                    12643W107
                                 (CUSIP Number)

                              Neil H. Dickson, Esq.
                              CTN Media Group, Inc.
                         3350 Peachtree Road, Suite 1500
                             Atlanta, Georgia 30326
                                 (404) 256-4444
                 --------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                   MAY 9, 2001
                 --------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                               Page 1 of 14 Pages

CUSIP NO. 12643W107                   13D                   Page 2 OF 14 Pages

================================================================================
    1     NAME OF REPORTING PERSON

          U-C Holdings, L.L.C.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7    SOLE VOTING POWER

               SHARES                         0
                                 -----------------------------------------------
            BENEFICIALLY                 8    SHARED VOTING POWER

              OWNED BY                        31,905,375 (See Item 5)
                                 -----------------------------------------------
                EACH                     9    SOLE DISPOSITIVE POWER

              REPORTING                       0
                                 -----------------------------------------------
               PERSON                   10    SHARED DISPOSITIVE POWER

                WITH                          31,905,375 (See Item 5)
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,905,375 (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                         / /
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO (limited liability company)
================================================================================

CUSIP NO. 12643W107                   13D                   Page 3 OF 14 Pages

================================================================================
    1     NAME OF REPORTING PERSON
          John R. Willis
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                         / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
              NUMBER OF                  7    SOLE VOTING POWER

               SHARES                         0
                                 -----------------------------------------------
            BENEFICIALLY                 8    SHARED VOTING POWER

              OWNED BY                        31,905,375 (See Item 5)
                                 -----------------------------------------------
                EACH                     9    SOLE DISPOSITIVE POWER

              REPORTING                       0
                                 -----------------------------------------------
               PERSON                   10    SHARED DISPOSITIVE POWER

                WITH                          31,905,375 (See Item 5)
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,905,375(1) (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                         / /
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          90.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          IN
================================================================================

(1) Mr. Willis disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

CUSIP NO. 12643W107                   13D                   Page 4 OF 14 Pages

================================================================================
    1     NAME OF REPORTING PERSON
          Avy H. Stein
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)
                                                                         / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
              NUMBER OF                  7    SOLE VOTING POWER

               SHARES                         0
                                 -----------------------------------------------
            BENEFICIALLY                 8    SHARED VOTING POWER

              OWNED BY                        31,905,375 (See Item 5)
                                 -----------------------------------------------
                EACH                     9    SOLE DISPOSITIVE POWER

              REPORTING                       0
                                     -------------------------------------------
               PERSON                   10    SHARED DISPOSITIVE POWER

                WITH                          31,905,375 (See Item 5)
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,905,375(2) (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                         / /
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          90.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          IN
================================================================================

(2) Mr. Stein disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

CUSIP NO. 12643W107                   13D                   Page 5 OF 14 Pages

================================================================================
    1     NAME OF REPORTING PERSON
          Daniel M. Gill
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)
                                                                         / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
              NUMBER OF                  7    SOLE VOTING POWER

               SHARES                         0
                                 -----------------------------------------------
            BENEFICIALLY                 8    SHARED VOTING POWER

              OWNED BY                        31,905,375 (See Item 5)
                                 -----------------------------------------------
                EACH                     9    SOLE DISPOSITIVE POWER

              REPORTING                       0
                                     -------------------------------------------
               PERSON                   10    SHARED DISPOSITIVE POWER

                WITH                          31,905,375 (See Item 5)
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,905,375(3) (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                         / /
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          90.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          IN
================================================================================

(3) Mr. Gill disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

CUSIP NO. 12643W107                   13D                   Page 6 OF 14 Pages

================================================================================
    1     NAME OF REPORTING PERSON
          Daniel H. Blumenthal
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)
                                                                         / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
              NUMBER OF                  7    SOLE VOTING POWER

               SHARES                         0
                                 -----------------------------------------------
            BENEFICIALLY                 8    SHARED VOTING POWER

              OWNED BY                        31,905,375 (See Item 5)
                                 -----------------------------------------------
                EACH                     9    SOLE DISPOSITIVE POWER

              REPORTING                       0
                                     -------------------------------------------
               PERSON                   10    SHARED DISPOSITIVE POWER

                WITH                          31,905,375 (See Item 5)
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,905,375(4) (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                         / /
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          90.1%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
          IN
================================================================================

(4) Mr. Blumenthal disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

CUSIP NO. 12643W107                   13D                   Page 7 OF 14 Pages

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 9 to Statement on Schedule 13D relates to the shares of $.005 par value per share common stock (the "Common Stock"), of CTN Media Group, Inc. (the "Issuer"), a Delaware corporation. The name and address of the principal executive office of the Issuer are CTN Media Group, Inc., 3350 Peachtree Road, Suite 1500, Atlanta, Georgia 30326.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "COMMISSION") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "ACT"):

          (a) U-C Holdings, L.L.C. ("Holdings"), a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Holdings' principal business is investing in the securities of the Issuer.

          (b) John R. Willis, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Willis' principal occupation is serving as a Manager and Founding Member of (i) Willis Stein & Partners, L.L.C. ("WSP LLC"), the general partner of Willis Stein & Partners, L.P. ("WSPI"), a private equity investment limited partnership and (ii) Willis Stein & Partners Management II, L.L.C. ("WSP Management II LLC"), the general partner of Willis Stein & Partners Management II, L.P. ("WSP Management II LP"), the general partner of Willis Stein & Partners II, L.P. ("WSPII") and Willis Stein & Partners Dutch, L.P. ("WSP Dutch"), each a private equity investment limited partnership. Mr. Willis is a citizen of the United States of America.

          (c) Avy H. Stein, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Stein's principal occupation is serving as a Manager and Founding Member of (i) WSP LLC, the general partner of WSPI and (ii) WSP Management II LLC, the general partner of WSP Management II LP, the general partner of WSPII and WSP Dutch. Mr. Stein is a citizen of the United States of America.

          (d) Daniel H. Blumenthal, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Blumenthal's principal occupation is serving as a Founding Member of (i) WSP LLC, the general partner of WSPI and (ii) WSP Management II LLC, the general partner of WSP Management II LP, the general partner of WSPII and WSP Dutch. Mr. Blumenthal is a citizen of the United States of America.

          (e) Daniel M. Gill, an individual whose business address is 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. Mr. Gill's principal occupation is serving as a Founding Member of (i) WSP LLC, the general partner of WSPI and (ii) WSP Management II LLC, the general partner of WSP Management II LP, the general partner of WSPII and WSP Dutch. Mr. Gill is a citizen of the United States of America.

          In addition, information relating to the following entities is provided pursuant to General Instruction C to Schedule 13D:

          (f) WSPI, a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.

CUSIP NO. 12643W107                   13D                   Page 8 OF 14 Pages

The principal business of WSPI is investing in equity securities. WSPI serves as the Managing Member of Holdings.

          (g) WSP LLC, a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of WSP LLC is serving as the General Partner of WSPI, a private equity investment limited partnership.

          (h) WSPII, a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of WSPII is investing in equity securities.

          (i) WSP Dutch, a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of WSP Dutch is investing in equity securities.

          (j) WSP Management II LP, a limited partnership organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of WSP Management II LP is serving as the General Partner of WSPII and WSP Dutch, private equity investment limited partnerships.

          (k) WSP Management II LLC, a limited liability company organized under the laws of the State of Delaware with its principal business address at 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606. The principal business of WSP Management II LLC is serving as the General Partner of WSP Management II LP, a private equity investment limited partnership.

          The entities set forth in clauses (a) through (e) are collectively hereinafter referred to as the "Reporting Persons."

           The Reporting Persons may constitute a "group" for purposes of Rule 13d-5 under the Act with respect to their beneficial ownership of the Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as EXHIBIT A (which is incorporated herein by reference). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the terms of a Series B Convertible Preferred Stock Purchase Agreement between Issuer and Holdings, in consideration of $3,999,990, which was funded from the equity contributions to the capital of Holdings made by WSPI, WSPII and WSP Dutch (each of which is a member of Holdings), Issuer agreed to (a) reduce the conversion price of its Series A Convertible

CUSIP NO. 12643W107                   13D                   Page 9 OF 14 Pages

Preferred Stock from $4.50 to $2.50, all shares of which are held by Holdings, and (b) sell 266,666 shares of its Series B Convertible Preferred Stock at $15.00 per share to Holdings.

          The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          Pursuant to the terms of a Series B Convertible Preferred Stock Purchase Agreement dated April 5, 2001 (the "Purchase Agreement"), for an aggregate consideration of $3,999,990, the Issuer agreed to amend the terms of its Series A Convertible Preferred Stock, $.001 par value per share ("Series A Preferred") to, among other things, reduce the conversion price of the Series A Preferred from $4.50 to $2.50. On May 9, 2001, the amendment of the terms of the Series A Preferred became effective upon the filing of the Issuer's Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware. Such filing occurred upon the expiration of 20 days following the mailing to the Issuer's stockholders of an Information Statement on Schedule 14C in connection with the amendment of the Series A Preferred terms. The Information Statement on
Schedule 14C was mailed to the Issuer's stockholders on April 19, 2001. In addition, the Issuer issued to Holdings 266,666 shares of Series B Convertible Preferred Stock on April 5, 2001 pursuant to the Purchase Agreement. The purpose of Holdings' investment was to enable the Issuer to raise $3,999,990 in gross proceeds needed for the Issuer's working capital needs.

          The number of shares of Common Stock into which the Series A Preferred is convertible is determined by multiplying the number of shares of Series A Preferred to be converted by $15.00 per share (the price at which the Series A Preferred was purchased by Holdings from the Issuer) and dividing the result by the conversion price of the Series A Preferred (the "Conversion Price") then in effect with respect to such shares. Prior to May 9, 2001, the date on which the amendment of the Series A Preferred terms became effective, the Conversion Price was set at $4.50, which entitled Holdings to acquire 7,255,546 shares of Common Stock upon conversion of the 2,176,664 shares of Series A Preferred (plus any shares of Series A Preferred received by Holdings in lieu of a cash payment of accrued dividends). The reduction of the Conversion Price from $4.50 to $2.50 entitles Holdings to acquire an additional 5,804,438 shares of Common Stock upon conversion of the 2,176,664 shares of Series A Preferred (plus any shares of Series A Preferred received by Holdings in lieu of a cash payment of accrued dividends).

          The Series A Preferred entitles the holder thereof to vote on all matters on an as-if-converted basis with the Common Stock. The Series A Preferred accrues dividends on a daily basis at a rate of 12% per annum, which are payable, at the election of the holder, in cash or Common Stock, upon (i) liquidation of the Issuer, (ii) redemption of the Series A Preferred, (iii) conversion of the Series A Preferred (allowable at any time) or (iv) acquisition by the Issuer of the Series A Preferred.

          The share numbers held by Holdings set forth herein include (i) 11,576,612 shares of Common Stock, (ii) 13,059,984 shares of Common Stock issuable to Holdings upon conversion at any time of the 2,176,664 shares of Series A Preferred, (iii) 1,599,996 shares of Common Stock issuable to Holdings upon conversion at any time of the 266,666 shares of Series B Convertible Preferred Stock, (iv) 2,658,472 shares of Common Stock that Holdings has the right to acquire as of May 9, 2001 in lieu of cash payment from the Issuer of $6,646,179 of Series A Preferred dividends accrued through May 9, 2001 and due upon conversion of its shares of Series A Preferred, (v) 17,885 shares of Common Stock that Holdings has the right to acquire as of May 9, 2001 in lieu of cash payment from the Issuer of $44,712 of Series B Convertible Preferred Stock dividends

CUSIP NO. 12643W107                   13D                  Page 10 OF 14 Pages

accrued through May 9, 2001 and due upon conversion of its shares of Series B Convertible Preferred Stock, (vi) 924,832 shares of Common Stock subject to currently exercisable Class C Warrants issued to Holdings on October 5, 1998 and April 25, 1997 and (vii) 2,067,594 shares of Common Stock currently purchasable by Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997, which give Holdings the right to purchase Common Stock upon the exercise of certain private placement warrants and options. The share numbers do not include an additional 340,170 shares of Common Stock not yet purchasable by Holdings under these Equity Protection Agreements.

          While the Reporting Persons reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this statement have any plans or proposals which relate to or would result in any of the following, except as to the conversion of the Series A Preferred, the conversion of the Series B Convertible Preferred Stock, the exercise of Class C Warrants, or the acquisition of Common Stock under the Equity Protection Agreements:

          (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer (except as set forth above);

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

          The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP NO. 12643W107                   13D                  Page 11 OF 14 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          All ownership percentages of the securities reported herein are based upon 15,086,747 shares of Common Stock outstanding as of May 7, 2001, as disclosed in the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on May 15, 2001.

          (a) As of May 9, 2001, Holdings directly owns 11,576,612 shares,
76.7% of the outstanding Common Stock (based on the number of shares of the Issuer's Common Stock outstanding on May 7, 2001). In addition, Holdings' ownership in the Issuer includes (i) 13,059,984 shares of Common Stock issuable to Holdings upon conversion at any time of the 2,176,664 shares of Series A Preferred currently held by Holdings, (ii) 1,599,996 shares of Common Stock issuable to Holdings upon conversion at any time of the 266,666 shares of Series B Convertible Preferred Stock currently held by Holdings, (iii) 2,658,472 shares of Common Stock that Holdings has the right to acquire as of May 9, 2001 in lieu of cash payment from the Issuer of $6,646,179 of Series A Preferred dividends accrued through May 9, 2001 and due upon conversion of its shares of Series A Preferred, (iv) 17,885 shares of Common Stock that Holdings has the right to acquire as of May 9, 2001 in lieu of cash payment from the Issuer of $44,712 of Series B Convertible Preferred Stock dividends accrued through May 9, 2001 and due upon conversion of its shares of Series B Convertible Preferred Stock, (v) 924,832 shares of Common Stock subject to currently exercisable Class C Warrants issued to Holdings on October 5, 1998 and April 25, 1997 and (vi) 2,067,594 shares of Common Stock currently purchasable by Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997, which give Holdings the right to purchase Common Stock upon the exercise of certain private placement warrants and options. The share numbers do not include an additional 340,170 shares of Common Stock not yet purchasable by Holdings under these Equity Protection Agreements. If Holdings were to exercise all of its current rights as of May 9, 2001, Holdings would own 31,905,375 shares of Common Stock, which would represent approximately 90.1% of the Issuer's issued and outstanding Common Stock (based on the number of shares of the Issuer's Common Stock outstanding on May 7, 2001).

          On May 9, 2001, the date of the effectiveness of the reduction of the conversion price of the Series A Preferred from $4.50 to $2.50, Holdings' ownership in the Issuer increased by (i) 5,804,438 shares of Common Stock to 13,059,984 shares of Common Stock issuable to Holdings upon conversion of the 2,176,664 shares of Series A Preferred currently held by Holdings and (ii) 1,181,543 shares of Common Stock to 2,658,472 shares of Common Stock that Holdings now has the right to acquire of Series A Preferred dividends upon conversion of its shares of Series A Preferred.

          John R. Willis and Avy H. Stein (collectively, the "Managers"), as the Managers of, and John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal (collectively, the "Founding Members"), as the Founding Members of, WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings, may be deemed to share the power to direct the voting and disposition of the shares of Common Stock held by Holdings and may be deemed to beneficially own such shares. Each of the Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

          (b) None of the Founding Members directly owns any shares of the Issuer's Common Stock, but the Founding Members may be deemed to share the power to vote or to direct the vote as well as the power to dispose of or to direct the disposition of all of the shares of Common Stock held by Holdings, by virtue of such persons' status as Managers and/or Founding Members of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings. Each of the

CUSIP NO. 12643W107                   13D                 Page 12 OF 14 Pages

Founding Members disclaims beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

          (c) Other than the effectiveness of the amendment of the terms of the Series A Preferred described in Item 3 herein, there were no transactions in the class of securities reported on that were effected during the past sixty (60) days or since the most recent filing of Schedule 13D by the persons named in response to Paragraph (a). As a result of the expiration of certain private placement warrants and options on April 25, 2001, the number of shares of Common Stock not yet purchasable by Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997 decreased by 2,917,617 shares to 340,170 shares.

          (d) The following persons are members of Holdings and, as such, have the right to receive distributions from Holdings: Hollis W. Rademacher, Jason Elkin, Joseph D. Gersh, James Harder, Thomas Gatti, Patrick Doran, Sergio Zyman, Martin Grant, Daniel Davenport, Pete Thomas, Les Garland, Mark Fabiani, William Wagner, George Giatzis, Neil H. Dickson, Geoffrey Kanter, Thomas A. Rocco, Bob Riordan, Maurice Moore, WSPI, WSPII and WSP Dutch. The sole investment of Holdings is its interest in securities of the Issuer; therefore, any dividends paid by the Issuer to Holdings will be distributed to the members of Holdings in accordance with the distribution provisions of the Fifth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C., dated April 5, 2001 (the "Operating Agreement"). As a result, the members of Holdings have the right to receive dividends from, as well as the proceeds from the sale of, securities of the Issuer held by Holdings.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Operating Agreement (described in Item 5(d) above) provides that WSPI, as the Managing Member of Holdings, shall have the sole authority with respect to the transfer and voting of the securities owned by Holdings. The Operating Agreement contains provisions regarding the transfer and voting of the securities of the Issuer held by Holdings. The Operating Agreement was entered into among the members of Holdings named in response to Item 5(d) above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Joint Filing Agreement, dated May 17, 2001, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal.

          (b) Fifth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated as of April 5, 2001 (incorporated by reference to
Exhibit 7(b) to the Schedule 13D filed on April 16, 2001).

          (c) Series B Convertible Preferred Stock Purchase Agreement between U-C Holdings, L.L.C. and CTN Media Group, Inc., dated as of April 5, 2001 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on April 6, 2001).

          (d) Form of Amended and Restated Certificate of Incorporation of CTN Media Group, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on April 6, 2001).

CUSIP NO. 12643W107                   13D                  Page 13 OF 14 Pages

          (e) Amended and Restated Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of October 18, 1999 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on October 19, 1999).

          (f) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of August 31, 1999 (incorporated by reference to Exhibit 7(c) to the Schedule 13D filed on September 10, 1999).

          (g) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of July 23, 1999 (incorporated by reference to Exhibit 4.1 to Issuer's Form 8-K filed August 3, 1999).

          (h) Form of Class C Warrant No. C-2, issued to U-C Holdings, L.L.C. pursuant to the Standby Stock Purchase Agreement dated July 2, 1998 (incorporated by reference to Exhibit 4.15 to the Issuer's Registration Statement on Form S-3 (File No. 333-58479) filed July 2, 1998, as amended, declared effective on July 28, 1998).

          (i) Form of Class C Warrant No. C-1, dated April 25, 1997, issued to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.1 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

           (j) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference to Exhibit
4.2 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

           (k) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to
Exhibit 4.3 to the Issuer's Form 10-KSB for the fiscal year ended October 31,
1997).

          (l) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to
Exhibit 4.4 to the Issuer's Form 10-KSB for the fiscal year ended October 31,
1997).

          (m) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to
Exhibit 4.5 to the Issuer's Form 10-KSB for the fiscal year ended October 31,
1997).

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CUSIP NO. 12643W107                   13D                  Page 14 OF 14 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2001

                             U-C HOLDINGS, L.L.C.

                             By: Willis Stein & Partners, L.P.
                                 Its Managing Member

                             By: Willis Stein & Partners, L.L.C.
                                 Its General Partner

                             By: /s/ DANIEL M. GILL
                                 -------------------------------------------
                                 Daniel M. Gill
                                 Its: Managing Director

                             JOHN R. WILLIS

                             By: /s/ DANIEL M. GILL
                                 -------------------------------------------
                                 Daniel M. Gill, pursuant to a Power
                                 of Attorney filed with the Commission

                             AVY H. STEIN

                             By: /s/ DANIEL M. GILL
                                 -------------------------------------------
                                 Daniel M. Gill, pursuant to a Power
                                 of Attorney filed with the Commission

                             DANIEL H. BLUMENTHAL

                             By: /s/ DANIEL M. GILL
                                 -------------------------------------------
                                 Daniel M. Gill, pursuant to a Power
                                 of Attorney filed with the Commission

                             DANIEL M. GILL

                                 /s/ DANIEL M. GILL
                             -----------------------------------------------